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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40805

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/16 (MM/DD/YY) AND ENDING 06/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Philadelphia Investors, Ltd.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1528 Walnut Street, Suite 510
(No. and Street)

Philadelphia (City) PA (State) 19102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clarence Z. Wurts (215) 772-1177
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adelman & Company, PC
(Name – *if individual, state last, first, middle name*)

3103 Philmont Avenue, Suite 120 (Address) Huntingdon Valley (City) PA (State) 19006 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Clarence Z. Wurts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Philadelphia Investors, Ltd, as of June 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
JOCELYN LEVY
Notary Public
MONTGOMERY TWP, MONTGOMERY COUNTY
My Commission Expires May 12, 2019

Philadelphia Investors, LTD.

Year Ended June 30, 2017

Financial Statements

Philadelphia Investors, LTD.

Report on Audited Financial Statements
Year Ended June 30, 2017

Philadelphia Investors, LTD.

Index



Adelman & Company, PC

Certified Public Accountants and Consultants

601 Chapel Avenue East
Cherry Hill, NJ 08034
856-428-2000
www.adelmancpa.com

3103 Philmont Avenue
Suite 120
Huntingdon Valley, PA 19006
215-947-7800 • Fax 215-947-5764

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Philadelphia Investors, LTD.

We have audited the accompanying financial statements of Philadelphia Investors, LTD (a Pennsylvania corporation), which comprise the statement of financial condition as of June 30, 2017, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Philadelphia Investors, LTD.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Philadelphia Investors, LTD as of June 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption) and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Philadelphia Investors LTD.'s financial statements. The supplemental information is the responsibility of Philadelphia Investors, LTD.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Adelman & Company, PC

Adelman & Company, PC
Huntingdon Valley, Pennsylvania
August 22, 2017

Philadelphia Investors, LTD.

Statement of Financial Condition

June 30,		**2017**
ASSETS		
Cash and cash equivalents	$	39,941
Equity securities owned, at fair value		1,164,273
Furniture and equipment, at cost, less accumulated depreciation of $295,923		2,337
Prepaid expenses		4,736
Other assets		4,376
Total Assets	$	1,215,663
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Commissions payable	$	20,946
Payable to clearing broker		220,686
Accounts payable and accrued expenses		7,171
Total Liabilities		248,803
SHAREHOLDER'S EQUITY		
Common stock, par value, $1 Authorized 1,000 shares; Issued and outstanding 100 shares		100
Additional paid in capital		991,188
Accumulated deficit		(24,428)
Total Stockholder's Equity		966,860
Total Liabilities and Stockholder's Equity	$	1,215,663

See accompanying independent registered public accounting firm's report and notes to financial statements.

Philadelphia Investors, LTD.

Statement of Income

For the Year Ended June 30,	2017
Revenues	
Commission	$ 299,499
Interest income	15,772
Reimbursed expenses	9,531
Net gain on marketable securities	288,936
Other income	230
Total Revenues	613,968
Expenses	
Employees' compensation and benefits	243,679
Communication costs	18,053
Clearing corporation transaction and related costs	18,473
Registration and license	7,218
Occupancy costs	44,692
Depreciation expense	2,452
Professional fees	22,410
Interest	12,724
Other	37,070
Total Expenses	406,771
Net Income	$ 207,197

See accompanying independent registered public accounting firm's report and notes to financial statements.

Philadelphia Investors, LTD.

Statement of Stockholders' Equity

For the Year Ended June 30, **2017**

	Common Stock Par Value	Additional Paid-In Capital	Retained Earnings (Accumulate d Deficit)	Total
Balance, June 30, 2016	$ 100	$ 991,188	$ (231,625)	$ 759,663
Net Income			207,197	207,197
Distributions			-	-
Balance, June 30, 2017	$ 100	$ 991,188	$ (24,428)	$ 966,860

See accompanying independent registered public accounting firm's report and notes to financial statements.

Philadelphia Investors, LTD.

Statement of Cash Flows

For the Year Ended June, 30		2017
Operating Activities		
Net income	$	207,197
Adjustments to reconcile net income to net cash provided by (used in) operating activities		
Depreciation		2,452
Changes in assets and liabilities:		
(Increase) decrease in assets		
Equity securities owned		(145,860)
Prepaid expenses		1,245
Increase (decrease) in liabilities		
Commissions payable		6,766
Accrued expenses		1,170
Payables to clearing broker		(42,603)
Net cash provided by operating activities		30,367
Increase in cash and cash equivalents		30,367
Cash and cash equivalents – beginning of year		9,573
Cash and cash equivalents – end of year	$	39,940
Supplemental disclosure of cash flow information		
Cash paid during the year for interest	$	12,724

See accompanying independent registered public accounting firm's report and notes to financial statements.

Note 1. Summary of Significant Accounting Policies

Nature of the Business
Philadelphia Investors, LTD. (the "Company") operates in Pennsylvania as an introducing securities broker-dealer in which securities transactions orders for customers are placed through a regional clearing agent (Pershing, LLC a subsidiary of BNY Mellon – "Pershing") on a fully disclosed basis. The Company does not hold securities on behalf of customers and did not carry margin accounts at the year end.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customers' funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Basis of Accounting
Proprietary and customer security transactions, commissions and related expenses are recorded on a settlement date basis, which does not differ materially from the trade date.

Marketable Securities
Marketable securities owned, consisting of equity securities, are valued at fair value in accordance with FASB ASC 820, Fair Value Measurement. The resulting differences between cost and fair value are included in the statement of operations.

Property, Equipment Depreciation and Amortization
Property and equipment are stated at cost. Depreciation is computed using the straight-line method for financial reporting purposes over the estimated lives of the respective assets.

Income Tax Status – S Corporation
The Company, with the consent of its shareholders, has elected under Internal Revenue Code and Commonwealth of Pennsylvania Tax Code to be an S corporation. In lieu of corporate income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Use of Estimates
Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents
For purposes of reporting cash flows, cash and cash equivalents include cash and interest-bearing deposits held at financial institutions and money market funds with its clearing broker.

Note 1. Summary of Significant Accounting Policies (continued)

New Accounting Standards

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 provides a single comprehensive revenue recognition framework and supersedes existing revenue recognition guidance. Included in the new principles- based revenue recognition model are changes to the basis for deciding on the timing for revenue recognition. In addition, the standard expands and improves revenue disclosures. FASB subsequently issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, in August 2015 which defers the effective date of ASU 2014-09. After the deferral, ASU 2014-09 is effective retroactively for annual or interim reporting periods beginning after December 15, 2017, with early adoption permitted for reporting periods beginning after December 15, 2016. The Company is currently evaluating the impact of adopting ASU 2014-09.

In February 2016, FASB issued ASU 2016-02, *Leases* (Topic 842). ASU 2016-02 was issued to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Under the provisions of ASU 2016-02, a lessee is required to recognize a right-to-use asset and lease liability, initially measured at the present value of the lease payments, in the balance sheet. In addition, lessees are required to provide qualitative and quantitative disclosures that enable users to understand more about the nature of the Companies' leasing activities. The Company will be required to retrospectively adopt the guidance in ASU 2016-02 for years beginning after December 15, 2019. Early adoption is permitted. The Company is currently evaluating the impact of adopting ASU 2016-02, but does not expect adoption to have a material effect on the consolidated financial statements.

Note 2. Payable to Clearing Broker

Clearing and depository operations are performed by the Company's clearing broker pursuant to a clearance agreement. At June 30, 2017, substantially all of the marketable securities owned were positions with, and amounts payable to, this clearing broker. At June 30, 2017, the Company was required to maintain a $25,000 deposit with the clearing broker pursuant to the clearing agreement.

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of "the applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2017, the Company had net capital of $674,551 which was $574,551 in excess of its required net capital of $100,000. The Company's net capital ratio was 36.88% to 1.

Note 4. Commitments and Contingencies

Operating Lease Commitments

The Company is committed under one noncancellable operating lease that expires December 31, 2018. The minimum annual rental commitments under the lease are summarized as follows:

Years Ending June 30	Amount
2018	$ 35,643
2019	18,085
	$ 53,728

Rental expenses for all leases for the years ended June 30, 2017 totaled $37,716.

Note 5. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or counterparty, the Company may be obligated to discharge the obligations of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company does not anticipate nonperformance by the customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Note 6. Fair Value of Financial Instruments

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3.* Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Exchange-Traded Equity Securities. Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy.

Note 6. Fair Value of Financial Instruments (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2017.

Fair Value Measurements on a Recurring Basis
As of June 30,2017

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned:				
Equities	$ 1,164,273	$ -	$ -	$ 1,164,273
Totals	$ 1,164,273	$ -	$ -	$ 1,164,273
Liabilities	$ -	$ -	$ -	$ -

There were no transfers between level 1 and level 2 during the year.

Note 7. Concentrations and Credit Risk

A third party custodian maintains the Company's investments. At June 30, 2017 the investments with this custodian were 78% concentrated in two equity securities.

Customers related to the shareholder accounted for approximately 28% of the Company's commission income during the year ended June 30, 2017.

Note 8. Income Taxes

The Company adopted FASB Accounting Standards Codification ("ASC") 740, Income Taxes (formerly referenced as FASB Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109), which changed the framework for accounting for uncertainty in income taxes. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are then measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement. As of June 30, 2017, management believes there are no significant uncertain tax positions that would require a tax provision or related accruals for interest and penalties.

The Company is subject to taxation and files income tax returns in the U.S. federal jurisdiction, and Pennsylvania. For U.S. federal income tax purposes, all years prior to 2013 are closed. There are no current or pending tax examinations.

Note 9. Compensated Absences

A non-commission employee of the Company is entitled to paid vacation, paid sick days and personal days off, depending on length of service, and other factors. The amount of compensation for future absences is not material to the financial statements, and accordingly, no liability has been recorded in the accompanying financial statements. The company's policy is to recognize the costs of compensated absences when actually paid to employees.

Note 10. Subsequent Events

The Company has evaluated subsequent events through August 22, 2017 the date which the financial statements were available to be issued.

Supplementary Information

Philadelphia Investors, LTD.

Computation of Net Capital, Pursuant to Rule 15c3-1

June 30,		2017
Computation of Net Capital		
Stockholder's equity from statement of financial condition	$	966,860
Liabilities subordinate to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		966,860
Deduction and/or charges:		
Total non-allowable assets		11,449
Net capital before haircuts on securities positions		955,411
Haircuts on securities positions		280,860
Net Capital	$	674,551
Computation of Basic Net Capital Requirement		
Minimum net capital required, 6-2/3% of $248,803 pursuant to Rule 15c3-1		$16,587
Minimum dollar net capital requirements of reporting broker / dealer		100,000
Net capital requirement		100,000
Excess net capital	$	574,551
Computation of Aggregate Indebtedness		
Total liabilities from statement of financial condition	$	248,803
Aggregated Indebtedness	$	248,803
Ratio: Aggregate Indebtedness to Net Capital		36.88% to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of form X-17A-5 as of June 30, 2017

See accompanying independent registered public accounting firm's report and notes to financial statements.

Computation for Determination of Reserve Requirements under Rule 15c3-3

June 30, 2017

The Company claims exemption from the requirement of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

June 30, 2017

The Company claims exemption from the requirement of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.



Adelman & Company, PC

Certified Public Accountants and Consultants

601 Chapel Avenue East
Cherry Hill, NJ 08034
856-428-2000
www.adelmancpa.com

3103 Philmont Avenue
Suite 120
Huntingdon Valley, PA 19006
215-947-7800 • Fax 215-947-5764

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Philadelphia Investors, LTD.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Philadelphia Investors, LTD identified the following provisions of 17 C.F.R. §15c3-3(k) under which Philadelphia Investors, LTD claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Philadelphia Investors, LTD. stated that Philadelphia Investors, LTD. met the identified exemption provisions throughout the most recent fiscal year without exception. Philadelphia Investors, LTD.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Philadelphia Investors, LTD.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Adelman & Company, PC

Adelman & Company, PC
Huntingdon Valley, Pennsylvania
August 22, 2017

Philadelphia Investors, Ltd
1528 Walnut Street, Suite 510
Philadelphia, PA 19102
215-772-1185

July 19, 2017

Adelman & Company, PC
3103 Philmont Avenue, Suite 120
Huntingdon Valley, PA 19006

EXEMPTION REPORT

To the best of our knowledge and belief, Philadelphia Inventors, Ltd is exempt from the provisions of SEC Rule 15c3-3:

1. Philadelphia Investors, Ltd is an introduction broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer (Pershing, LLC.) and promptly transmits all customer funds and securities to the clearing broker-dealer which carries all of the accounts of our customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by the clearing broker-dealer. Accordingly, Philadelphia Investors, Ltd is exempt from the provisions of SEC Rule 15c3-3, under SEC Rule 15c3-3(k)(2)(ii).

2. Philadelphia Investors, Ltd has met the identified exemption condition in item 1 above, throughout the fiscal year ending June 30, 2017, without exception

Respectfully submitted,
Clarence Z. Wurts
Clarence Z. Wurts, President



Adelman & Company, PC

Certified Public Accountants and Consultants

601 Chapel Avenue East
Cherry Hill, NJ 08034
856-428-2000
www.adelmancpa.com

3103 Philmont Avenue
Suite 120
Huntingdon Valley, PA 19006
215-947-7800 • Fax 215-947-5764

Independent Accountants' Report on Agreed Upon Procedures on the Schedule of Assessment and Payments (Form SIPC-7)

To the Board of Directors of Philadelphia Investors, Ltd.
1528 Walnut Street, Suite 510
Philadelphia, PA 19102

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2017, which were agreed to by Philadelphia Investors, Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Philadelphia Investors, Ltd.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Philadelphia Investors, Ltd.'s management is responsible for the Philadelphia Investors, Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable)

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we

performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Adelman & Company, PC

Adelman & Company, PC
Huntingdon Valley, Pennsylvania
August 22, 2017

SIPC-7B (34-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7B (34-REV 6/17)

For the fiscal year ended June 30, 2017

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

040805 FINRA JUN
PHILADELPHIA INVESTORS LTD
1528 WALNUT ST STE 510
PHILADELPHIA PA 19102-3606

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

CLARENCE Z WURTS

2. A.	General Assessment (item 2f from page 2)	$ 551
B.	Less payment made with SIPC-6 filed and SIPC-7 if applicable (**exclude interest**) 02/21/2017 Date Paid	(328)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	223
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 223

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☑ **Funds Wired** ☐
Total (must be same as F above) $ 223

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

PHILADELPHIA INVESTORS LTD
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the_____ day of_______________, 20_____.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

AMOUNTS FOR APPLICABLE PERIODS.

	TOTAL REVENUE	beginning 7/1/2016 and ending 12/31/2016	beginning 01/01/2017 and ending 06/30/2017
Item No.		Eliminate cents	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 613,967 (the sum of both periods)	$ 287,869	$ 326,098
2b. Additions:			
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.			
(2) Net loss from principal transactions in securities in trading accounts.			
(3) Net loss from principal transactions in commodities in trading accounts.			
(4) Interest and dividend expense deducted in determining item 2a.			
(5) Net loss from management of or participation in the underwriting or distribution of securities.			
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.			
(7) Net loss from securities in investment accounts.			
Total additions		287,869	326,098
2c. Deductions:			
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.			
(2) Revenues from commodity transactions.			
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		8,265	9,603
(4) Reimbursements for postage in connection with proxy solicitation.			
(5) Net gain from securities in investment accounts.		144,359	144,577
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.			
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).			
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Reimbursed operating expenses (Deductions in excess of $100,000 require documentation)		7,463	2,298
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 3,977 / $ 8,747		
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ / $		
Enter the greater of line (i) or (ii)		3,977	8,747
Total deductions		164,064	165,225
2d. SIPC Net Operating Revenues		$ 123,805	$ 160,873
2e. General Assessment at applicable rate for assessment period.		$ 310 (@.0025)	$ 241 (@.0015)
2f. Total General Assessment add both columns.		$ 551 (to page 1, line 2.A.)	